

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2017

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

   Re: Entera Bio Ltd.
     Draft Registration Statement on Form F-1
     Submitted July 14, 2017
     CIK No. 0001638097

Dear Dr. Schwartz:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary
Our Business, page 3

1. Please provide the basis for your statement that multiple dosing per day has been shown to more effectively treat the symptoms of hypoparathyroidism than a once-daily injection, thus reducing the serious side effects of supplement treatment and improving patient outcomes.

2.   We note your disclosure that you will be conducting a Phase 2b/3 trial for EB612. Please disclose the requirements for a clinical trial to be considered a Phase 2b/3.

3.   Please revise your disclosure in the third paragraph on page 3 where you compare the results of your Phase 2a trial for EB612 to the pivotal trial used to obtain regulatory approval of the competing product Natpara. As currently written, the disclosure implies that EB612 is likely to obtain FDA approval because your Phase 2a trial "showed similar efficacy" as the Netpara pivotal trial; however, we note this was only a Phase 2a trial and that you have not yet begun a Phase2b/3 trial designed to "possibly" be a pivotal study for registration.

Implications of Being an "Emerging Growth Company", page 8

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Even if this offering is successful, we will need substantial additional capital in order to satisfy our long-term growth strategy, page 15

5.   Please disclose in this risk factor how long you will be able to fund your current operations based on your current financial standing and how much additional capital you will need to fund your operations for the next 12 months.

We may not be successful in our efforts to use and expand our drug delivery technology to other product candidates, page 22

6.   We note your statement in this risk factor that your synthesized PTH molecule has clinically proven efficacy and an established safety profile. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Use of Proceeds, page 55

7.   We note your disclosure that you intend to use the proceeds of this offering, together with cash and cash equivalents, to fund the research and development expenses of oral PTH, development of other therapeutics, repayment of outstanding indebtedness and for working capital and general corporate purposes. Please indicate the approximate amount of the proceeds of this offering intended to be used for each such purpose. Please also disclose the amount and sources of other funds needed to the extent that the proceeds of the offering will not be sufficient to fund all of the proposed purposes. Refer to Item 3.C.1 of Form 20-F. With respect to the repayment of outstanding indebtedness, please provide the information required by Item 3.C.4 of Form 20-F.

Critical Accounting Policies and Estimates
Management's Discussion and Analysis of FInancial Condition and Results of Operations
Share-Based Compensation, page 67

8.   We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Business, page 76

9.   We note your disclosure that EB612 and EB613 experienced negligible safety issues in preclinical and clinical development on pages 85 and 89, respectively. Please describe these safety issues and disclose how many of the enrollees in the trials experienced them.

Our Product Candidates, page 79

10.   Please explain what a PK/PD study is the first time it is used in this section.

The Israeli Innovation Authority Grant, page 92

11.   Where you describe the restrictions that could result in your having to pay up to 600% of the grant amount plus interest, please expand your disclosure to address to extent to which your March 2017 agreement to outsource manufacturing activities to an entity in the United Kingdom impacts your obligations under the grant program.

Principal Shareholders, page 127

12.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Centillion Fund and Gakasa Holdings LLC.

Notes to the Financial Statements
Note 6--Intangible Assets, page F-17

13.   Please tell us why it is appropriate to evaluate your intangible assets for impairment at the cash generating unit level of your company as a whole. Reference for us the authoritative literature you rely upon to support your accounting.

Note 8--Preferred Shares and Warrants to Purchase Preferred Shares, page F-21

14.   Please explain how you determined the fair value of the liability to issue preferred shares and warrants and how the movement in this liability during the three years ended December 31, 2016 reflects your failure to file a registration statement for an initial public offering by November 1, 2014 under the first milestone of the amended agreement with Centillion and the likelihood that you will consummate an initial public offering on or prior to October 1, 2017 under the second milestone.

15.   Please provide an analysis that describes and quantifies the factors underlying the 2016 decrease of $4,866,000 in the fair value of preferred shares and associated warrants and liabilities.

16.   Please revise your disclosure in Note 8b to indicate the current "then-applicable conversion price" and how the conversion rate can change. To the extent that the conversion rate will change based on your offering price for this offering, revise your disclosures in capitalization on page 57 and dilution on page 58 to provide the impact on both for offerings at the minimum and maximum offering prices.

Note 13--Basic and Diluted Loss per Share, page F-29

17.   Please provide an analysis supporting your calculation of diluted earnings per share for 2016 and compliance with guidance in IAS 33. In particular, address the following matters in your response.

   • Explain how you calculated "income from the change in fair value of financial liabilities" of $4,125,000 for the year ended December 31, 2016, including a description of those financial instruments to which this amount pertains, and how it reconciles to the corresponding amounts in the statement of comprehensive loss and the tables in Note 7b on page F-20 and Note 8d on page F-23.
   • Explain how you calculated the "additional shares issuable upon the assumed conversion" of 17,563 shares and describe those financial instruments to which these shares pertain.
   • You state that the 2015 convertible loan, 2016 convertible loan, warrants and liability to issue preferred shares were not included in the diluted loss per share calculations for 2016 and 2015, as the conversion terms governing these instruments "depend on future events." Explain how these conversion terms differ from those governing the 2012 convertible loan, preferred shares and warrants to purchase preferred shares included in your diluted loss per share computation and those events referenced in the term, "depend on future events." In addition, as warrants are generally "exercised" and not "converted" tell us how your disclosure is appropriate.
   • Explain why each of the 2015 convertible loan, 2016 convertible loan, warrants and liability to issue preferred shares is excluded from the 2016 calculation of diluted loss per share, indicating whether or not, and if so how, each is anti-dilutive.

General

18.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

      You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                               Division of Corporation Finance
                               Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.